

BUILDING VALUE

PHI
Pepco Holdings, Inc

43rd EEI Financial Conference
November 9 – 12, 2008

Table of Contents

Safe Harbor Statement

Some of the statements contained in today's presentation are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include all financial projections and any declarations regarding management's intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. A number of factors could cause actual results or outcomes to differ materially from those indicated by the forward-looking statements contained in this presentation. These factors include, but are not limited to, prevailing governmental policies and regulatory actions affecting the energy industry, including with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power expenses, and present or prospective wholesale and retail competition; changes in and compliance with environmental and safety laws and policies; weather conditions; population growth rates and demographic patterns; competition for retail and wholesale customers; general economic conditions, including potential negative impacts resulting from an economic downturn; growth in demand, sales and capacity to fulfill demand; changes in tax rates or policies or in rates of inflation; rules and changes in accounting standards or practices; changes in project costs; unanticipated changes in operating expenses and capital expenditures; the ability to obtain funding in the capital markets on favorable terms; restrictions imposed by Federal and/or state regulatory commissions, PJM and other regional transmission organizations (NY ISO, ISO New England), the North American Electric Reliability Council and other applicable electric reliability organizations; legal and administrative proceedings (whether civil or criminal) and settlements that affect our business and profitability; pace of entry into new markets; volatility in market demand and prices for energy, capacity and fuel; interest rate fluctuations and credit market concerns; and effects of geopolitical events, including the threat of domestic terrorism. Readers are referred to the most recent reports filed with the Securities and Exchange Commission.

Company Overview



Transmission & Distribution







	Forecast Business Mix*
pepco (A PHI Company); delmarva power (A PHI Company); atlantic city electric (A PHI Company)	60 – 70%

Competitive Energy / Other







conectiv energy; pepco Energy Services; PHI Investments	30 – 40%

Pepco Holdings Inc

- **Stable earnings and cash flow**
- **Strong growth potential**
- **Secure dividend**

… offers an

- **Attractive total return**

*** Percentages based on operating income.**

Note: See Safe Harbor Statement at the beginning of today's presentation.

3rd Quarter Financial Performance



Pepco Holdings Inc

Operating Segments	GAAP Earnings Per Share — Three Months Ended September 30, 2008	GAAP Earnings Per Share — Three Months Ended September 30, 2007	Earnings Per Share excluding Special Items* — Three Months Ended September 30, 2008	Earnings Per Share excluding Special Items* — Three Months Ended September 30, 2007
Power Delivery	$0.38	$0.63	$0.38	$0.44
Conectiv Energy	0.24	0.19	0.24	0.19
Pepco Energy Services	0.01	0.05	0.01	0.05
Other Non-Regulated	0.02	0.06	0.02	0.06
Corporate & Other	(0.06)	(0.06)	(0.06)	(0.06)
Total PHI	$0.59	$0.87	$0.59	$0.68

* The 2007 Earnings Per Share excluding Special Items for the Power Delivery operating segment excludes the following credits: Mirant bankruptcy damage claims settlement of $0.10 per share and Maryland income tax settlement (net of fees) of $0.09 per share. See PHI's Form 10Q filed November 3, 2008 for additional information. Management believes the special items are not representative of the Company's ongoing business operations.

3rd Quarter Earnings Drivers



2007 Earnings Per Share*	$0.68

Power Delivery
• Distribution Revenue - Rate Order Impacts	0.04
• Network Transmission Revenue	0.01
• Other Distribution Revenue (usage, rate mix)	(0.05)
• Operation and Maintenance Expense	(0.02)
• Dilution	(0.02)
• Distribution Revenue - Weather	(0.01)
• Other, net	(0.01)

Conectiv Energy
• Merchant Generation & Load Service	0.04
• Energy Marketing	0.04
• Other, net	(0.03)

Pepco Energy Services
• Retail Energy Supply	(0.05)
• Other, net	0.01

Other Non-Regulated
• Financial Investment Portfolio	(0.04)

2008 Earnings Per Share*	$0.59

* Earnings per Share for the three months ended September 30, 2008 compared to Earnings per Share for the three months ended September 30, 2007, excluding special items.

Liquidity Position



At September 30, 2008

(Millions of dollars)

	PHI Consolidated	Parent	Utilities
Credit Facility (Total Capacity)	$1,500	$875	$625
Less:			
Credit Facility Borrowings	(435)	(200)	(235)
Letters of Credit	(351)	(346)	(5)
Commercial Paper Outstanding	(118)	0	(118)
Remaining Credit Facility Available	596	329	267
Plus:			
Cash Balance *	191	150	41
Total Credit Facility and Cash Available	**$787**	**$479**	**$308**
Average Credit Facility & Cash Available during October, 2008	***$601***	***$315***	***$286***

* Cash and cash equivalents reported on the Balance Sheet at September 30, 2008 total $227 million. This includes $191 million invested in money market funds and $36 million held in cash and uncollected funds.

Note: During periods of energy market price volatility, the collateral requirements (the posting of letters of credit or cash) of PHI's competitive energy businesses can fluctuate materially.

Credit Facility

At October 31, 2008
(Millions of dollars)

	Commitment	% of Total
Wachovia	$127.5	8.5%
Bank of Nova Scotia	115.0	7.7%
Bank of Tokyo Mitsubishi	115.0	7.7%
JPMorgan	115.0	7.7%
RBS	115.0	7.7%
Citibank	102.5	6.8%
Credit Suisse	100.0	6.7%
Merrill Lynch	100.0	6.7%
Key Bank	85.0	5.7%
Mizuho	85.0	5.7%
Morgan Stanley	85.0	5.7%
SunTrust	85.0	5.7%
Bank of New York	65.0	4.3%
M&T Bank	60.0	4.0%
Northern Trust	60.0	4.0%
PNC	60.0	4.0%
Bank of America	25.0	1.7%
Total Credit Facility	$1,500.0	100.0%

- Multi-year facility which extends until May 2012

- $875 million of credit is available to the parent and $625 million is available in aggregate to the utilities

Recent Financing Activity - Strengthened Financial Position



- PHI closed on a new $390 million credit facility

- PHI priced an offering of 14 million shares of common stock at a price of $16.50 per share
  - Net Proceeds: $222 million
  - Expected Closing: 11/12/08

- Atlantic City Electric priced the issuance of $250 million of First Mortgage Bonds
  - Yield to Maturity: 7.82%
  - Maturity: 2018
  - Expected Closing: 11/14/08

- Delmarva Power has regulatory authorization for the issuance of $250 million of First Mortgage Bonds

- Pepco has regulatory authorization from the Maryland PSC for the issuance of $250 million of First Mortgage Bonds; approval from the District of Columbia PSC is pending

- Standard & Poor's upgraded the senior unsecured debt ratings of each of our Utilities from BBB- to BBB

Power Delivery – Business Overview

Pepco Holdings Inc

Combined Service Territory



Philadelphia
New Jersey
Wilmington
atlantic city electric
Maryland
Baltimore
pepco
Atlantic City
Dover
Delaware
Washington D.C.
delmarva power
Virginia
Salisbury
DELAWARE BAY
CHESAPEAKE BAY
OCEAN
ATLANTIC
N

- **Attractive Service Territory**
  - Diverse government and private sectors
  - Regulatory diversity
- **Constructive Regulatory Relationships**
- **Significant Investment Opportunities**

Diversified Customer Mix*



Residential 35%
Commercial 47%
Government 10%
Industrial 8%

*** Based on 2007 MWh Sales; excludes Virginia operations sold on 1/2/08.**

Note: See Safe Harbor Statement at the beginning of today's presentation.

Power Delivery Sales Trends

- 2008 weather adjusted sales are expected to be flat or slightly down compared to 2007*

- A weakened economy and higher overall energy prices are reducing customer usage

- Service territory economic growth impacted by national downturn

- Customer growth up 0.6% year over year through September*

Weather Adjusted Electric Sales *

GWh	2007	2008	% Change
3rd Quarter	14,112	13,813	-2.1%
YTD September	38,151	38,069	-0.2%

* Excludes Virginia service territory sold on January 2, 2008

Note: See Safe Harbor Statement at the beginning of today's presentation.

Mid-Atlantic Power Pathway (MAPP) Project

- **230 mile, 500kV line originating in northern Virginia, crossing Maryland, traveling up the Delmarva Peninsula and into southern New Jersey**
- **Preliminary cost estimate - $1.05 billion**
- **Direct Current technology for the Chesapeake Bay crossing currently being evaluated by PJM; decision expected in the fourth quarter; incremental cost of approximately $400 million**



Salem
Baltimore
Washington, DC
Easton
Burches Hill
Chalk Pt.
Cambridge
Indian River
Possum Pt.
Vienna
Salisbury
Ocean City
North Anna
Calvert Cliffs
Nuclear Generation
Fossil Generation
Substation

MAPP Incentive Filing Approved

- FERC issued unanimous order on October 31, 2008
- Full forward year CWIP in rate base
- 150 basis point ROE adder; project will earn 12.8% ROE
- 100% recovery of prudently incurred costs in case of project cancellation

Note: See Safe Harbor Statement at the beginning of today's presentation.

Blueprint for the Future

- **Responsive to customer expectations:**
  - Managing energy costs
  - Improving customer service
  - Enhancing reliability
  - Protecting the environment

- **Includes significant investment:**
  - Advanced metering infrastructure (AMI)
  - Demand side management applications

- **Programs will provide the tools customers need to move into the future:**
  - Energy Efficiency
  - Demand Response
  - Renewable Energy

- **Cost recovery is key to timing of expenditures;**
  - $83 Million of planned 2009 spending anticipated to be deferred until later years
  - $60 Million of planned 2010 spending anticipated to be deferred until later years

Blueprint Estimated Capital Cost 2008-2012

Total Investment: $539 million



Capital Cost ($mm)

	$465		
Advanced Metering Infrastructure	Distribution Automation $64	Meter Data Management System $10	



Note: See Safe Harbor Statement at the beginning of today's presentation.

Blueprint Status

Delaware – Blueprint Order issued September 16

- Delmarva Power to move forward on the Advanced Metering Infrastructure (AMI) program
- Demand Side Management programs approved to move forward
- Regulatory asset will be created for AMI-related costs; costs will be reviewed in base rate cases

Delaware – Decoupling Order issued September 16

- Approved electric and gas decoupling rate design concept; modified fixed variable rate design
- Implementation expected to begin with the next base rate case filing in Delaware

Maryland – EmPower Maryland Program proposals filed September 2

- Pepco and Delmarva Power filed proposals for achieving demand reduction targets
- Letter order issued by Staff Counsel on September 12; procedural schedule proposed to review issues
- AMI proposals to be addressed in a separate proceeding

Maryland/New Jersey/District of Columbia – Pilot Programs

- "Smart Community" pilot underway in the District of Columbia to demonstrate customer benefits; pilots planned for New Jersey and Maryland
- Plan to amend filings to pursue recovery of pilot costs via surcharge

Note: See Safe Harbor Statement at the beginning of today's presentation.

Power Delivery Construction Summary



2008-2012 Construction Forecast

(Dollars in Millions)	2008	2009	2010	2011	2012	5 Year Totals
Distribution:						
Customer Driven (new service connections, meter installations, highway relocations)	$ 152	$ 158	$ 171	$ 180	$ 187	$ 848
Reliability (facility replacements/upgrades for system reliability)	166	191	192	204	223	976
Load (new/upgraded facilities to support load growth)	71	91	74	81	170	487
Distribution - Blueprint:	61	130	136	113	99	539
Transmission:						
Mid-Atlantic Power Pathway	28	179	241	273	188	909
Generation Retirements (Benning & Buzzard and Indian River)	1	10	75	126	7	219
Reliability (facility replacements/upgrades for system reliability)	102	86	117	47	17	369
Load and Other	77	37	45	97	137	393
Gas Delivery	23	24	19	19	18	103
Information Technology	17	17	17	17	17	85
Corporate Support and Other	18	20	12	9	6	65
Total Power Delivery	$ 716	$ 943	$ 1,099	$ 1,166	$ 1,069	$ 4,993

- Forecast for 2008 is approximately 10-15% lower than originally planned expenditures of $716 million

- An estimated 20-25% of 2009 spending can be reduced due to lower customer driven projects and project deferrals

Note: See Safe Harbor Statement at the beginning of today's presentation.

Distribution Summary



(Dollars in Millions)

| | Pepco | | Delmarva Power | | | Atlantic City Electric | |
	Maryland[1]	District of Columbia[2]	Delaware[3]	Maryland[4]	Delaware Gas[5]	New Jersey[6]	Total
Operating Income (Adjusted) [7]	$72	$72	$27	$16	$17	$61	$265
Rate Base (Adjusted) [7]	$861	$983	$393	$268	$224	$761	$3,490
Earned Return on Rate Base	8.37%	7.31%	6.91%	6.12%	7.50%	8.09%	
Authorized Return on Rate Base	7.99%	7.96%	7.17%	7.68%	7.73%	8.14%	
Most Recent Authorized Return on Equity	10.00%	10.00%	10.00%	10.00%	10.25%	9.75%	
Most Recent Test Period Ending	Sep-06	Sep-06	Mar-05	Sep-06	Mar-06	Dec-02	
Anticipated Next Filing	2010	Early 2009	Mid 2009	Early 2009	2010	Mid 2009	

(1) As filed with MD PSC in Quarterly Earned Return Report for the twelve months ended 6/30/08, which is developed in accordance with PSC instructions and, therefore, does not reflect the Company's rate case filing position in all respects.
(2) As filed with DC PSC in Quarterly Earned Return Report for the twelve months ended 6/30/08, which is developed in accordance with PSC instructions and, therefore, does not reflect the Company's rate case filing position in all respects.
(3) As filed with DE PSC in Quarterly Earned Return Report for the twelve months ended 3/31/08, which is developed in accordance with PSC instructions and, therefore, does not reflect the Company's rate case filing position in all respects.
(4) As filed with MD PSC in Annual Earned Return Report for the twelve months ended 12/31/07, which is developed in accordance with PSC instructions and, therefore, does not reflect the Company's rate case filing position in all respects.
(5) As filed with DE PSC in Quarterly Earned Return Report for the twelve months ended 6/30/08, which is developed in accordance with PSC instructions and, therefore, does not reflect the Company's rate case filing position in all respects.
(6) Estimate as of December 2007; does not necessarily reflect the Company's rate case filing position in all respects.
(7) Adjusted to annualize rates and to conform results to regulatory precedents.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Competitive Mid-merit Generation Portfolio



Generating Facilities



Delta
COD: 2011

Cumberland
COD: 2009

🔴 **Existing sites**

⭐ **Committed new projects (645 MW)**

🔵 **Plants under contract**

* Includes plants under contract.

2008 Capacity (4,267 MW)*



Units Under Contract, 12%

Peaking Units, 15%

Coal, 8%

Oil-Fired Steam, 13%

Gas Combined Cycle, 52%

Note: Excludes units under development.

Financial

Property, Plant & Equipment-9/30/08	$1,227 M
Construction Work in Process-9/30/08	$ 203 M
2007 Earnings	$ 73 M
Year-to-date 9/30/08 - Earnings	$ 118 M
Total Inter-Company Debt – 9/30/08	$ 677 M

Gross Margin – Forecast Range



Total Conectiv Energy Gross Margin - Forecast Range
(Including Merchant Generation and Load Service, and Energy Marketing)

16% CAGR (2007-2010)*

Key: ■ Forecast ■ Actual

Dollars in Millions

| 2005 | 2006 | 2007 | 2008 E | 2009 E | 2010 E |

* Based on 2007 actual and mid-point of 2010 range.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Cumberland Project



- 100 MW dual fuel combustion turbine - flexible and efficient GE LMS 100 technology

- Projected net income of $4 - $7 million per year

- Existing CT site (Cumberland, NJ)
  - Land available for expansion (100 MW unit)
  - Natural gas at site
  - Minimal transmission system upgrades (PJM Queue P06)
  - Other infrastructure and resources on site

- Project Cost: $75 million (including owner's costs)

- Project Status
  - Major permits received
  - Major equipment on site and construction advancing on schedule
  - Engineering substantially completed
  - Construction started in April
  - Commercial operation expected spring 2009

Note: See Safe Harbor Statement at the beginning of today's presentation.

Delta Project



- 545 MW dual fuel combined cycle plant located in Peach Bottom Township, PA. (East MAAC LDA for RPM capacity auctions)

- 6 year tolling agreement (June 1, 2011 – May 31, 2017) with Constellation Energy Commodities Group provides stable/predictable earnings profile

- Projected net income of $24 - $28 million per year

- Project Cost: $470 million (including owner's costs)

- Project Status
  - Land options and major permits acquired
  - Site preparation and foundation work has begun
  - Minimal transmission system upgrades (PJM Queue P04)
  - Major equipment ordered/delivery confirmed to meet commercial operation date
  - Commercial operation date – June 2011

- Permits and infrastructure allow for expansion (additional 545 MW block)

Note: See Safe Harbor Statement at the beginning of today's presentation.

Marketing Expansion into New England and New York



Expansion into new markets consistent with Conectiv Energy's strategy

– Opportunity for additional margins in power pools that operate similarly to PJM

– Leverage existing asset management and hedging capabilities

– Low capital requirements – focused on marketing and asset management opportunities

Activities to date

– **Utility default supply contracts with various New England utilities:**

Year	Peak Load (MWs)	Annual Energy (GWhs)
2008	1,200	5,000
2009	550	1,950
2010	400	1,600

– **Generation assets under management in NY ISO**

– 38MW municipal solid waste plant

– 82MW natural gas combined cycle plant; 50% owned by CE (ESNE Project)

– **Electric Transmission into NY**

– 25MW firm transmission agreement from PJM into NYC starting in 2010

– **Renewable Energy Credits**

– Investigating ways to generate and utilize Renewable Energy Credits in New England

Note: See Safe Harbor Statement at the beginning of today's presentation.

Business Overview



- **PES provides retail energy supply and services to large energy users**

- **Primary business driver:**
  - ➢ **Retail Electric Supply**
  - ➢ **80% of Business in Core PJM Markets**

- **PES also provides:**
  - ➢ **Retail Natural Gas Supply**
  - ➢ **Energy Efficiency Services**
    - • **Performance Contracting**
    - • **Cogeneration, Thermal Energy Supply**

- **While not part of its strategy, PES also owns:**
  - ➢ **790 MW SWMAAC peaking generation**
  - ➢ **Retirement in 2012**

Key Metrics	2007	YTD 9/08
Earnings ($ in millions)	$38	$28
Period-End Load Served (MW)	4,294	4,491
MWh Delivered (in millions)	19	15
Dth delivered (in millions)	21	25



**Retail Electric Load
At September 30, 2008**

*D.C.-area Apartment and Office Building Association

Contract Signings and Backlog





- PES's contract signings have grown at a 29% compounded annual growth rate since 2004

- Gross margins for new business held steady at approximately $3 per MWh

- Maintaining historical retention rates of upward of 60%



- PES has grown its backlog by 8% to 34.3 million MWhs since the end of 2007

- Deliveries have grown at a 33% compounded annual growth rate since 2004

Margins and G&A Expenses





Electric Realized Gross Margin
$ per MWh

| | 2004 | 2005 | 2006 | 2007 | YTD 09/08 |



Electric Business G&A
$ per MWh

| | 2005 | 2006 | 2007 | YTD 09/08 |

- September 2008 YTD gross margins consistent with PES's expected range of $3 per MWh

- PES manages toward a flat book and does not engage in speculative trading

- PES's fundamental strategy is to serve large energy users

- By focusing only on large customers, PES keeps its G&A costs low
  - Small commercial customers require a significantly higher G&A to serve

- PES has built a solid and scalable platform for growth

Building Value

- *Stable Earnings Base* – Derived primarily from regulated utility business

- *Earnings Growth Potential* – Driven by T&D utility infrastructure investments, constructive regulatory outcomes and competitive energy business growth

- *Secure Dividend* – Power Delivery earnings growth enables steady long-term dividend growth

  ➢ Current dividend yield as of November 6, 2008 is 6.3%

Note: *Dividend yield source – Thomson Financial.*
See Safe Harbor Statement at the beginning of today's presentation.

APPENDIX

Year-to-date Financial Performance



	GAAP Earnings Per Share — Nine Months Ended September 30,		Operating Segments	Earnings Per Share excluding Special Items* — Nine Months Ended September 30,		
	2008	**2007**		**2008**	**2007**	**Change**
	$0.99	$1.05	Power Delivery	$0.99	$0.86	$0.13
	0.59	0.30	Conectiv Energy	0.59	0.30	0.29
	0.14	0.12	Pepco Energy Services	0.14	0.12	0.02
	(0.34)	0.19	Other Non-Regulated	0.12	0.19	(0.07)
	(0.22)	(0.23)	Corporate & Other	(0.22)	(0.23)	0.01
	$1.16	$1.43	**Total PHI**	$1.62	$1.24	$0.38

* The 2008 Earnings Per Share excluding Special Items for the Other Non-Regulated operating segment excludes the following charges for the Cross-Border Energy leases: Equity value adjustment of $0.43 per share and interest accrued of $0.03 per share. The 2007 Earnings Per Share excluding Special Items for the Power Delivery operating segment excludes the following credits: Mirant bankruptcy damage claims settlement of $0.10 per share and Maryland income tax settlement, (net of fees) of $0.09 per share. See PHI's Form 10Q filed November 3, 2008 for additional information. Management believes the special items are not representative of the Company's ongoing business operations.

Year-to-Date Earnings Drivers



2007 Earnings Per Share*	$1.24

Power Delivery
• Revenue - Rate Order Impacts	0.13
• Income Tax Adjustments	0.08
• Network Transmission Revenue	0.06
• Depreciation/Amortization – Rate Order Impacts	0.03
• Operation and Maintenance Expense	(0.07)
• Weather	(0.04)
• Dilution	(0.04)
• Other, net	(0.02)

Conectiv Energy
• Merchant Generation & Load Service	0.30
• Operating Costs, net	(0.01)

Pepco Energy Services
• Retail Energy Supply	0.02

Other Non-Regulated
• Financial Investment Portfolio	(0.09)
• Other, net	0.02
Corporate & Other, net	0.01

2008 Earnings Per Share*	$1.62

* Earnings per Share excluding special items for the nine months ended September 30, 2008 compared to Earnings per Share excluding special items for the nine months ended September 30, 2007.

Capital Structure Objectives

	9/30/08 Equity Ratio*	Target Percentage Range
PHI	44%	Mid to High 40s
Pepco	46%	High 40s
Delmarva Power	49%	High 40s
Atlantic City Electric	48%	High 40s

As of September 30, 2008, we are in line with our targeted equity ratios

* Calculation excludes securitized debt and capital lease obligations; includes unamortized debt premium/discount. See following slide calculation.

Calculation of Equity Ratio



At September 30, 2008

(Millions of dollars)		PHI	Pepco	DPL	ACE
Common Equity	$	4,053	1,236	747	534
Preferred Stock		6	-	-	6
Long-term Debt		4,110	1,195	436	361
Transition Bonds Issued by ACE Funding		411	-	-	411
Long-term Project Funding		19	-	-	-
Money Pool Lendings		-	(30)	85	-
Short-term Debt		880	168	270	219
Current Maturities of Long-term Debt		226	100	-	32
Adjustments:					
Less: Securitized Debt		(443)	-	-	(443)
Add: Unamortized Debt Premium/Discount		13	10	1	1
	$	9,275	2,679	1,539	1,121
Common Equity Ratio		**44%**	**46%**	**49%**	**48%**

Consolidated Construction Expenditures



Construction Expenditures*

Millions

	2007 Actual	2008	2009	2010	2011	2012
Total	$623	$896	$1,187	$1,275	$1,210	$1,095
Competitive/Other	$69	$180	$244	$176	$44	$26
Blueprint		$61	$130	$136	$113	$99
Distribution	$401	$447	$501	$485	$510	$621
MAPP	$0	$28	$179	$241	$273	$188
Transmission	$153	$180	$133	$237	$270	$161

Legend:
- Transmission
- MAPP
- Distribution
- Blueprint
- Competitive/Other

* Projected construction expenditures as reported in 2007 Form 10-K

Note: See Safe Harbor Statement at the beginning of today's presentation.

Long-term Debt Maturities



(Millions of dollars)	Maturity Date	Interest Rate	4th Quarter 2008	2009
Pepco - FMB	10/15/08	5.88%	$50	-
Pepco Energy Services - VRDB	12/1/08	Variable	3	-
Potomac Capital Investment - MTN	12/5/08	7.40%	92	-
Pepco - MTN	1/20/09	6.25%	-	$50
Pepco Energy Services - VRDB	12/1/09	Variable	-	3
Total Long-term Debt Maturities			$145	$53

Note: See Safe Harbor Statement at the beginning of today's presentation.

Cross-Border Leases - Status



- **Current Status – IRS Audit and Cross-Border Energy Leases reassessment**

  - The IRS is challenging tax benefits associated with certain sale-leaseback transactions with tax-indifferent parties. Historical annual tax benefits derived from the lease portfolio have been approximately $74 million per year.

  - On June 9, 2006, the IRS issued its final Revenue Agent's Report (RAR) for its audit of PHI's 2001 and 2002 income tax returns which disallows the tax benefits claimed by PHI for these tax years.

  - PHI filed a protest letter in August 2006 against the proposed adjustments. We anticipate the appeals process to continue through 2008. Final resolution of the issue could still take several years to resolve.

  - In the second quarter 2008, PHI recorded a non-cash after-tax charge to earnings of $93 million due to our reassessment of the sustainability of our tax position on the cross-border energy lease investments. Annual tax benefits derived from the lease portfolio going forward are approximately $56 million per year.

  - Based on the facts relevant to these investments, we continue to believe that the tax treatment we applied to the lease transactions was appropriate and we intend to defend this position.

- **Current Status – Proposed Tax Legislation and IRS global settlement offer**

  - On June 18, 2008, the Farm, Nutrition and Bio Energy Act of 2007 became law. This legislation did not contain any provisions that would apply passive loss limitations to leases with foreign tax indifferent parties. At this time, there is no additional legislation pending in Congress.

  - On August 7, 2008, PHI received a global settlement offer from the IRS. At this time, PHI is continuing its discussion with the Appeals Office and has not responded to the settlement offer.

Note: See Safe Harbor Statement at the beginning of today's presentation.

MAPP – Maryland Regulatory Filings

- Regulatory approval for construction in Maryland will be accomplished through filings with the Public Service Commission

- Notice filing made on September 18, 2008 for the section from Maryland/Virginia border to Chalk Point; existing Certificate of Public Convenience and Necessity (CPCN) in place

- Modified CPCNs will be filed for the Potomac River crossing and for the Chalk Point to Calvert Cliffs section- fourth quarter of 2008

- Construction for the Southern Maryland portion of the line expected to begin in the third quarter of 2009

- A new CPCN application will be filed in the second quarter of 2009 for Calvert Cliffs across the Chesapeake Bay to the Maryland state line

Note: See Safe Harbor Statement at the beginning of today's presentation.



Impact of Regional Greenhouse Gas Initiative

conectiv energy

A New Generation of Energy

- Regional Greenhouse Gas Initiative (RGGI) is expected to have a neutral to slightly positive impact on Conectiv Energy's margins.
  - At current fuel prices, combined cycle units will not dispatch ahead of coal until CO_2 prices approach $55/ton.
  - Since RGGI is regional, energy imports from non-RGGI states will tend to keep price increases lower.
  - Gas-fired combined cycles have the smallest CO_2 footprint of all fossil units; therefore, margins will increase during periods that coal and oil-fired units (with their higher CO_2 costs) are setting LMP.
  - Coal margins will decrease during on-peak hours when gas units are setting the LMP.

- Conectiv Energy is well positioned to manage the impact of RGGI due to its largely gas fired generation portfolio, its renewable energy contracts, and its Pennsylvania plants.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Expanding Renewable Requirements & Portfolio



- **PJM**
  - NJ, DE, MD, PA, IL & DC have mandatory RPS with an average requirement of 17% of load served in 2020

- **New England**
  - All states except VT have mandatory RPS with an average requirement of 23% by 2020

Conectiv Energy's Renewable Portfolio			
	Expected Class I REC's (GWh)	**% of CE Total Output**	**% of MAAC State Requirements**
2008	730 -800	14.3% - 16.5%	14.3% - 15.7%
2009	870 – 960	16.6% - 19.2%	12.8% - 14.1%
2010	890 - 980	17.2% - 19.9%	9.9% - 11.0%

- Conectiv Energy has focused its efforts on utilizing landfill methane gas to generate qualifying energy from renewable sources and on acquiring qualified wind energy output.

- Conectiv Energy's renewable energy supply exceeds its internal needs for utility load auction participation in PJM.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Hedge Update

Power Hedges (9/30/08, MWh basis)		
Hedge Period	**Target**	**Around-the-Clock ***
Months 1-12 (10/08 to 9/09)	50-100%	87%
Months 13-24 (10/09 to 9/10)	25-75%	83%
Months 25-36 (10/10 to 9/11)	0-50%	35%

Capacity Hedges (MW basis)	
PJM Planning Year (June 1 through May 31)	**9/30/08**
2008/2009	100%
2009/2010	100%
2010/2011	100%
2011/2012	100%
2012/2013	5%

* Around-the-clock includes both on-peak (16 hrs/day, weekdays) and off-peak periods.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Conectiv Energy – Combined Cycle Unit Operation



Combined Cycle Design





	Conectiv Energy Combined Cycle Design	Typical Combined Cycle Design
Time for CT's to Reach Full Load	20 Minutes	2 Hours
Ability to Run only CT's	Yes	No
Minimum Run Time (hours)	4	8-16
Allowable Starts per Day	2	1
Multi-fuel Capability (natural gas and No. 2 oil)	Yes	No
Multi-Pipeline Access	2 or 3	1